CERTIFICATE OF QUALIFIED PERSON

Sean Gregersen, P.Eng
1188 Bentall 5, 550 Burrard St.
Vancouver, BC
Tel: (604) 687- 4018
Fax: (604) 687-4026
seang@eldoradogold.com

I, Sean Gregersen, am a Professional Engineer, employed as Manager, Business Development of Eldorado Gold Corporation and residing in the City of Vancouver in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from Queen's University with a Bachelor of Science degree in Mining Engineering in 2003 and a M.Sc in Mining Engineering in 2007.

I have practiced my profession continuously, including furthering my education, since 2003 and have over six years experience in mine operations, rock mechanics and project evaluations.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I was responsible for Sections 17.2, 17.3, 19.1, 19.8.2 and 19.9.2 of the *Technical Report for the Tocantinzinho Gold Project, Brazil* with an effective date of May 3, 2011. I have reviewed these sections of the Technical Report and accept responsibility for the contents thereof. My most recent visit to the project site was from August 22 to August 27, 2010.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.4 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and all sections for which I am responsible in this report entitled, *Technical Report for the Tocantinzinho Gold Project, Brazil,* with an effective date of May 3, 2011, has been prepared in compliance with same.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Vancouver, British Columbia, this 4th day of May, 2011.

PROFESSIONAL
PROVINCE OF
S. A. GREGERSEN
#33665
BRITISH COLUMBIA
ENGINEER

Sean Gregersen, M.Sc., P.Eng.